Exhibit 99.1

TransAlta Renewables Announces the Acquisition of Three Renewable Assets from TransAlta Corporation, Implementation of a Dividend Reinvestment Plan and Declares Dividends

CALGARY, May 31, 2018 /CNW/ - TransAlta Renewables Inc. ("TransAlta Renewables" or the "Company") (TSX: RNW) and TransAlta Corporation (TSX: TA; NYSE: TAC) today announced that TransAlta Renewables has acquired an economic interest in the 50 MW Lakeswind Wind Farm in Minnesota and 21 MW of solar projects located in Massachusetts, from TransAlta Corporation. In addition, TransAlta Renewables acquired ownership of the 20 MW Kent Breeze Wind Farm located in Ontario. The total purchase price for the three assets, which have an average weighted contract life of 15 years, is $166 million, including the assumption of $62 million of tax equity obligations and project debt. The equity value of $104 million represents a 10x multiple of CAFD and is expected to be accretive on a per share basis. TransAlta Renewables will fund the equity value portion of the acquisition using existing liquidity.

"The acquired assets are a natural fit for TransAlta Renewables which focuses on diversified, highly contracted cash flows from strong counterparties," said John Kousinioris, President of TransAlta Renewables. "These drop-downs, along with the two recent U.S. wind projects, demonstrate our ability to execute on accretive, renewable acquisitions."

Concurrent with the acquisition, the Board of Directors of TransAlta Renewables has approved the implementation of a dividend reinvestment plan ("DRIP") for Canadian holders of common shares of TransAlta Renewables. Commencing with the dividend payable on July 31, 2018, to shareholders of record at the close of business on July 13, 2018, eligible shareholders may elect to automatically reinvest monthly dividends into additional common shares of TransAlta Renewables.

The price for common shares purchased under the DRIP will be 98 per cent of the average market price of the common shares for the five trading days on which not less than 500 common shares of the Company are traded immediately prior to the dividend payment date. Common shares acquired under the DRIP will be issued from the treasury of TransAlta Renewables.

Eligible shareholders are not required to participate in the DRIP. Those shareholders who have not elected to participate in the DRIP will continue to receive their monthly cash dividends in the usual manner. TransAlta Corporation, which holds 64 per cent of the outstanding shares of TransAlta Renewables, does not intend to participate in the DRIP.

This news release provides a summary of some of the terms of the DRIP. The DRIP defines the terms and conditions of the DRIP and the rights of eligible participants in the DRIP. Interested shareholders are encouraged to review the full text of the DRIP. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

A complete copy of the DRIP, together with a related series of Questions and Answers, are available on TransAlta Renewables website at www.transaltarenewables.com or can be obtained by calling AST Trust Company, TransAlta Renewables transfer agent at: 1-800-387-0825.

In addition, the Company also declared monthly dividends of $0.07833 per share for holders of record on July 13, 2018, August 15, 2018 and September 14, 2018 payable on each of July 31, 2018, August 31, 2018 and September 28, 2018, respectively.

About TransAlta Renewables Inc.

TransAlta Renewables is among the largest of any publicly traded renewable independent power producers ("IPP") in Canada. Our asset platform and economic interests are diversified in terms of geography, generation and counterparties and consist of interests in 20 wind facilities, 13 hydroelectric facilities, seven natural gas generation facilities, one solar facility and one natural gas pipeline, representing an ownership interest of 2,407 MW of owned generating capacity, located in the provinces of British Columbia, Alberta, Ontario, Québec, New Brunswick, the State of Wyoming, the State of Massachusetts, the State of Minnesota and the State of Western Australia. Our objectives are to (i) provide stable, consistent returns for investors through the ownership of, and investment in, highly contracted renewable and natural gas power generation and other infrastructure assets that provide stable cash flow primarily through long-term contracts with strong counterparties; (ii) pursue and capitalize on strategic growth opportunities in the renewable and natural gas power generation and other infrastructure sectors; (iii) maintain diversity in terms of geography, generation and counterparties; and (iv) pay out 80 to 85 per cent of cash available for distribution to the shareholders of the Company on an annual basis.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business. For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company and TransAlta Corporation that are based on the Company's and TransAlta Corporation's current expectations, estimates, projections and assumptions in light of their experience and perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the anticipated benefits to the Company following its acquisition of an interest in the three renewable projects, including that the acquisition will be accretive to cash available for distribution per share; the acquisition of the previously announced U.S. wind project; the source of funding for the purchase price; and the intention of TransAlta Corporation not to participate in the DRIP. These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to, the Company's ability to satisfy the closing conditions for the acquisition of the one U.S. wind project; changes in tax, regulatory, environmental, and other laws and regulations; competitive factors in the renewable power industry; operational breakdowns, failures, or other disruption; changes in economic and market conditions, and other risks and uncertainties discussed in the Company's and TransAlta Corporation's materials filed with the Canadian securities regulatory authorities from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's and TransAlta Corporation's expectations only as of the date of this news release. TransAlta Renewables and TransAlta Corporation disclaim any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: CAFD refers to cash available for distribution and is not defined under International Financial Reporting Standards ("IFRS"). Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis for further discussion of this measure items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Renewables Inc

View original content: http://www.newswire.ca/en/releases/archive/May2018/31/c2791.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Renewables Inc

CNW 17:07e 31-MAY-18